SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X     Form 40-F
                                     ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No  X
                                      ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

               ELOXATIN(TM) , Chemotherapy for Advanced Colorectal
                         Cancer, Receives Approval from
                      the U.S. Food and Drug Administration

             ELOXATIN(TM)Provides a New Treatment for Patients with
                           Advanced Colorectal Cancer


    PARIS, August 12th, 2002, Sanofi-Synthelabo (Euronext: "SAN" / NYSE: SNY) today announced that ELOXATIN(TM) (oxaliplatin for injection), a new chemotherapy drug, has received approval following a 46-day priority review by the U.S. Food and Drug Administration (FDA). ELOXATIN(TM) in combination with infusional 5-FU/LV was approved for an unmet medical need in patients whose advanced colorectal cancer has recurred or progressed following bolus 5-FU/LV plus irinotecan therapy.

    ELOXATIN(TM) used in combination with infusional 5-fluorouracil (5-FU) and leucovorin (LV) is indicated for the treatment of patients with metastatic carcinoma of the colon or rectum whose disease has recurred or progressed during or within 6 months of completion of first-line therapy with the combination of bolus 5-FU/LV and irinotecan. The approval of ELOXATIN(TM) is based on the response rate and improved time to tumor progression observed in an ongoing trial. Data that demonstrate a clinical benefit, such as improvement of disease-related symptoms or increased survival are not yet available.

    In the pivotal trial ELOXATIN(TM) in combination with infusional 5-FU/LV demonstrated a statistically significant response rate compared to infusional 5-FU/LV alone. The response rate was defined as a 30% or greater reduction in overall tumor size, maintained for 4 weeks or more. Additionally, interim data on the median time to when a patient's disease progressed showed an increase of 2 months with the ELOXATIN(TM) combination compared to infusional 5-FU/LV alone.

    "Now, for the first time, ELOXATIN(TM) in combination with infusional 5-FU/LV provides an alternative for patients who previously had only limited options," said Mace Rothenberg, MD, lead investigator for the trial and Ingram Associate Professor of Cancer Research at the Vanderbilt-Ingram Cancer Center, Vanderbilt University, Nashville, TN. In addition he added that, "Oxaliplatin is being evaluated for its impact on disease-related symptoms including pain, weight loss, fatigue and its effect on survival."

    Dan Haller, MD, Professor of Medicine at the University of Pennsylvania Cancer Center, who directs other clinical studies with oxaliplatin said that, "ELOXATIN(TM) in combination with infusional 5-FU/LV adds a new weapon to what has been a very small arsenal of effective treatments for advanced colorectal cancer. In patients whose advanced colorectal cancer has recurred or progressed meaningful options have been few, the approval of ELOXATIN(TM) may change the way we treat our patients."

    According to the American Cancer Society, colorectal cancer is the second leading cause of malignancy-related death in the U.S., accounting for more than 10 to 15% of all cancer death. Annually, about 150,000 new cases of colorectal cancer are diagnosed in the U.S. and about one million worldwide. Over a lifetime, about one in 18 people develop colorectal cancer, and, each year, about 56,000 people die from it in the U.S.

    Sanofi-Synthelabo has worked very closely with the FDA, the investigators and the patient advocacy groups in bringing ELOXATIN(TM) to physicians and their patients. Sanofi-Synthelabo will make ELOXATIN(TM) commercially available in the U.S. by the end of August.

    ELOXATIN(TM) is currently marketed by Sanofi-Synthelabo in more than 55 countries and it is undergoing extensive worldwide clinical development for new indications. Global sales of ELOXATIN(TM) reached EUR 196 million in 2001. Oxaliplatin was developed in association with Debiopharm S.A.


    Clinical Trial Results
    ----------------------

    ELOXATIN(TM) used in combination with infusional 5-FU/LV is indicated for the treatment of patients with metastatic carcinoma of the colon or rectum whose disease has recurred or progressed during or within 6 months of completion of first line therapy with the combination of bolus 5-FU/LV and irinotecan.

    The approval of ELOXATIN(TM) is based on response rate and an interim analysis showing improved time to radiographic progression. No results are available at this time that demonstrate a clinical benefit, such as improvement of disease-related symptoms or increased survival.

    The NDA submission of ELOXATIN(TM) was based on results of a U.S. and Canada multicenter, randomized, controlled study comparing the safety and efficacy of ELOXATIN(TM) in combination with infusional 5-FU/LV with that of infusional 5-FU/LV alone and that of ELOXATIN(TM) alone. The clinical trial included 463 randomized patients with advanced colorectal cancer whose disease had relapsed or progressed either while taking or within six months therapy with bolus 5-FU/LV + irinotecan. Accrual to this study has been completed with 821 patients enrolled. Survival will be assessed in all patients enrolled in the study. Tumor response was assessed every three cycles (six weeks) using the standard Response Evaluation Criteria in Solid Tumors (RECIST) criteria.

    The confirmed objective tumor response rates defined as a 30% or greater reduction in overall tumor size, maintained for 4 weeks or more were 9.0% for the ELOXATIN(TM) in combination with infusional 5-FU/LV group (n=152), compared with 0% for the infusional 5-FU/LV alone (n=151), p=0.0002 and 1% for ELOXATIN(TM) alone group (n=156).

    The median time to tumor progression with ELOXATIN(TM) in combination with infusional 5-FU/LV was 4.6 months, compared with 2.7 and 1.6 months for infusional 5-FU/LV alone and ELOXATIN(TM) alone, respectively. This represents a 2 month increase in median time to progression compared to infusional 5-FU/LV alone. At the time of the interim analysis 49% of the radiographic progression events had occurred.


    Clinical Considerations
    -----------------------

    ELOXATIN(TM) is a cancer chemotherapeutic agent and as such it should be administered under the supervision of a qualified physician experienced in the use of such products. Appropriate management of therapy and complications is possible only when adequate diagnostic and treatment facilities are readily available.

    Anaphylactic-like reactions to ELOXATIN(TM) have been reported, and may occur within minutes of ELOXATIN(TM) administration. Epinephrine, corticosteroids, and antihistamines have been employed to alleviate symptoms.

    ELOXATIN(TM) should not be administered to patients with a history of known allergy to ELOXATIN(TM) or other platinum compounds. Women of childbearing potential should be advised not to become pregnant while receiving treatment with ELOXATIN(TM). As with other platinum compounds, hypersensitivity and anaphylactic/anaphylactoid reactions have been reported. ELOXATIN(TM) is associated with pulmonary toxicity which may be fatal and two distinct types of primarily peripheral neurosensory adverse events: an acute, reversible events of early onset and persistent events. An acute syndrome of pharyngolaryngeal dysesthesia seen in 1-2% of patients characterized by subjective sensations of dysphagia or dyspnea, without any laryngospasm or bronchospasm (no stridor or wheezing) may also occur. Both 5-FU and ELOXATIN(TM) are associated with gastrointestinal and hematologic adverse events. When ELOXATIN(TM) is administered in combination with 5-FU, the incidence of these events are increased. The most frequently reported adverse events with ELOXATIN(TM) in combination with infusional 5-FU/LV are peripheral neurosensory events (74% overall; 56% acute and 48% persistent), fatigue (68%), diarrhea (67%), nausea (65%) and vomiting (40%). Changes in hematology parameters were also seen: anemia (81%), leukopenia (76%), neutropenia (73%), and thrombocytopenia (64%).

    Full prescribing information including the black box warning and the adverse reaction profile is available upon request.

    About Sanofi-Synthelabo
    -----------------------

    Sanofi-Synthelabo is a major global research-based pharmaceutical group with 30,000 employees in more than 100 countries. The company is headquartered in Paris. With consolidated sales of EUR 6.5 billion in 2001, Sanofi-Synthelabo ranks 7th in Europe and among the world's top 20 pharmaceutical companies. Sanofi-Synthelabo is focused on a core group of four therapeutic areas: cardiovascular disease and thrombosis; diseases of the central nervous system; internal medicine; and oncology.

    This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.





                                                          sanofi~synthelabo logo

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2002

                                           SANOFI-SYNTHELABO


                                           By: /s/ Marie-Helene Laimay
                                               ---------------------------------
                                               Name: Marie-Helene Laimay
                                               Title: Senior Vice President and
                                                      Chief Financial Officer